SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                         PATRIOT NATIONAL BANCORP, INC.
                         ------------------------------
                                (Name of Issuer)

                     Common Stock, $2.00 par value per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    70336F104
                                    ---------
                                 (CUSIP Number)

                                December 31, 2005
                                ----------------
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

            [ ] Rule 13d-1(b)
            [X] Rule 13d-1(c)
            [ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 70336F104                                                  Page 2 of 4


1       Names of Reporting Persons
        I.R.S. Identification Nos. of above persons (entities only)

                HARVEY SANDLER REVOCABLE TRUST

2       Check the Appropriate Box If a Member of a Group (See Instructions)

                a. [ ] b. [ ]

3       SEC Use Only

4       Citizenship or Place of Organization

            FLORIDA

                   5         Sole Voting Power
                                   165,082
Number of
Shares
Beneficially       6         Shared Voting Power
Owned By                           0
Each
Reporting          7         Sole Dispositive Power
Person                             165,082
With

                   8         Shared Dispositive Power
                                   0


9           Aggregate Amount Beneficially Owned by Each Reporting Person

                         165,082 shares of Common Stock

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                      [ ]

11          Percent of Class Represented By Amount in Row (9)

                                      5.1%

12          Type of Reporting Person (See Instructions)

                                       OO

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CUSIP No. 70336F104                                                  Page 3 of 4

Amendment No. 1 to Schedule 13G

     This Amendment No. 1 to Schedule 13G relating to the common stock of Patriot National Bancorp, Inc. is being filed to reflect the shares of the Issuer's Common Stock benenfically owned by the rpeorting person as of December 31, 2005

Item 4.  Ownership:

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         Harvey Sandler Revocable Trust

         (a) Amount beneficially owned: 165,082 shares of Common Stock, $2.00 par value, of Patriot National Bancorp, Inc.

         (b)  Percent of class: 5.1%

         (c)  Number of shares as to which the person has:

              (i)   Sole power to vote or to direct the vote: 165,082 shares

              (ii)  Shared power to vote or to direct the vote: 0 shares

              (iii) Sole power to dispose or to direct the disposition of:
                    165,082 shares

              (iv)  Shared power to dispose or to direct the disposition of:
                    0 shares

Item 10.    Certification:

          By signing below the undersigned certifies that, to the best of such person's knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.




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CUSIP No. 70336F104                                                  Page 4 of 4



                                   SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: April 5, 2006                  HARVEY SANDLER REVOCABLE TRUST

                                     By:
                                           ---------------------
                                           Name:  Harvey Sandler
                                           Title: Sole Trustee